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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 11-K

_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-10585

____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

Table of Contents

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2022 and 2021	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2022 and 2021	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2022	13

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement and Wealth Accumulation Benefits Committee, Plan Administrator and Participants of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (the "Plan") as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

/s/ CohnReznick LLP

Parsippany, New Jersey

June 22, 2023

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2022 AND 2021

ASSETS	2022	2021
Investments, at fair value	$554,369,708	$673,537,840
Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	164,531,873	221,825,861
Total investments	718,901,581	895,363,701
Receivables:
Notes receivable from participants	2,713,885	2,735,502
Employer contributions	7,720,477	9,784,616
Totals	10,434,362	12,520,118
Net assets available for benefits	$729,335,943	$907,883,819

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Additions (deductions) to net assets attributable to:
Investment income (loss):
Net (depreciation) appreciation in fair value of investments	$(129,742,789)	$67,285,713
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans investment and dividend income	(44,482,324)	35,449,347
Dividend and interest income	10,168,191	13,798,394
Totals	(164,056,922)	116,533,454
Contributions:
Employee	23,347,471	22,468,490
Employer	17,425,356	19,426,606
Totals	40,772,827	41,895,096
Interest income on notes receivable from participants	128,582	121,999
Other additions	142,999	205,060
Totals	271,581	327,059
Total (deductions) additions	(123,012,514)	158,755,609
Deductions from net assets attributable to:
Distributions to participants	56,705,139	60,748,892
Administrative expenses	295,314	392,428
Total deductions	57,000,453	61,141,320
Net (decrease) increase in Plan assets before transfers	(180,012,967)	97,614,289
Transfers from other plans, net	1,465,091	713,684
Net (decrease) increase in Plan assets after transfers	(178,547,876)	98,327,973
Net assets available for benefits:
Beginning of year	907,883,819	809,555,846
End of year	$729,335,943	$907,883,819

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions.

General:

The Plan is qualified under Internal Revenue Code Section 401(k) and provides for a savings element, including employee contributions, employer matching contributions as well as a profit sharing element, including employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All United States salaried employees of the Company are eligible for participation in the Plan.

The portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401(k), post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

On January 29, 2021, the Plan was amended so that each former employee of Matrixx Initiatives, Inc. (“Matrixx”) who became employed by the Company in connection with the acquisition of Matrixx by the Company shall have his or her service with Matrixx prior to such acquisition taken into account hereunder for purposes of determining his or her vested interest to the same extent that such service would have been taken into account for such purpose had it been performed as an employee of the Company.

Effective July 1, 2021, a participant may not allocate more than 20% of any contributions made by the participant or on his or her behalf (including pre-tax contributions, post-tax contributions, Roth contributions, matching contributions, profit sharing contributions and amounts transferred to the Plan) to the Company stock fund. To the extent that the portion of a participant’s account that is invested in the Company stock fund exceeds 20%, any prospective allocations to the Company stock fund shall be allocated instead to such of the investment funds as the Retirement and Wealth Accumulation Benefits Committee shall designate.

On August 18, 2021, the Plan was amended in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the "SECURE Act") including increasing the age for RMDs and excluding buy-out bonuses as covered compensation.

On December 23, 2021 the Plan was amended, effective for Plan years beginning on and after January 1, 2021, to permit additional Company profit sharing contributions on behalf of participants who do not have a title of executive vice president or higher.

On October 13, 2022 the Plan was amended to recognize for vesting purposes pre-acquisition service of participants who were employed by Hero Cosmetics, Inc. ("Hero") as of the date that Hero was acquired by the Company.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Participant contributions are matched by the Company up to 5% of eligible compensation at the rate of $1.00 for each $1.00 of participant contributions. An automatic escalation feature will increase participants’ pre-tax contributions one percentage point each year up to a maximum of 10% of eligible compensation. Participants may opt out of escalation at any time.

Total participant contributions cannot exceed 70% of eligible compensation. Highly compensated employees are subject to separate limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

All new hires become automatically enrolled in the Plan, whereby 3% pre-tax contributions would be deducted if no action is taken after 60 days of employment and will be invested in the target date retirement fund nearest the participant’s 65th birthday. Employees have the choice to decline automatic enrollment.

Company matching contributions are directed to the fund allocation selected by the participant. However, if no allocation is on file, the contribution is made to the target date retirement fund nearest the participant’s 65th birthday. Participants specify which investment funds, in increments of 1%, that their contributions are invested in, provided that not more than 20% of such contributions are contributed to the Company stock fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Company’s Board of Directors in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 3% of eligible compensation, with the first 1% of eligible compensation invested in the Company stock fund.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. However, if no allocation is on file, the contribution is made to the target date retirement fund nearest the participant’s 65th birthday.

A participant may make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan only accepts rollover contributions from a traditional conduit IRA. For the years ended December 31, 2022 and 2021, employee contributions included $3,912,462 and $3,470,635 of rollovers, respectively.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are fully vested at all times in the value of their pre-tax, post-tax, Roth 401(k), rollover contributions and earnings thereon. Effective August 1, 2007, Company matching and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Vested
Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Upon termination of employment for any reason, other than retirement or death, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions.

A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age (age 65), permanent disability (if hired prior to January 1, 2015), or death.

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1% at the date of the loan. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:

Distributions may be taken as a lump sum, cash payment, installment payments or as a rollover contribution to a qualified plan or individual retirement account. Terminated employees with a balance of over $5,000 also have an option to defer payment until age 73.

Forfeitures:

Forfeitures of non-vested Company matching and profit sharing contributions are used to reduce future Company contributions. Company matching and profit sharing contributions were reduced by $1,583,925 and $1,990,205 for such forfeitures during the years ended December 31, 2022 and 2021, respectively. The amount in the forfeitures account was $1,682,122 and $2,143,622 as of December 31, 2022 and 2021, respectively.

Participation in the Master Trust:

Certain of the Plan’s investment assets are in a Church & Dwight Company Stock Fund (“Master Trust”) which is held in a trust account at Vanguard Fiduciary Trust Company (the “Trustee”). Each participating retirement plan has a divided interest in the Master Trust established by the Company and administered by the Trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains records for the purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement and Wealth Accumulation Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the Trustee.

Investments in mutual funds are carried at fair value as determined by the Trustee, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses was recorded as of December 31, 2022 or 2021. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

Note 3 - Related party transactions:

The Trustee is provided with the direction to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

As of December 31, 2022, the Plan held 2,041,085 shares in the Company’s common stock, with a total fair value of $164,531,873. As of December 31, 2021, the Plan held 2,164,555 shares in the Company’s common stock, with a total fair value of $221,825,861.

For the year ended December 31, 2022, the Plan purchased and sold $363,014 and $0 of the Company’s common stock, respectively. For the year ended December 31, 2021, the Plan purchased and sold $15,048,585 and $34,422,763 of the Company’s common stock, respectively.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 4 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 5 - Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated January 18, 2017 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that the Plan has taken no uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 - Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•
quoted prices for similar assets or liabilities in active markets;
•
quoted prices for identical or similar assets or liabilities in inactive markets;
•
inputs other than quoted prices that are observable for the asset or liability; and
•
inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds and money market funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2022 and 2021:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2022
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
MFS Mid Cap Growth Fund Class 2	$16,864,537	None	Immediate	None	None
TRP Blue Chip Growth Trust T2	$49,672,216	None	Immediate	None	None
Vanguard Retirement Savings Trust III	$57,351,174	None	Immediate	None	None
Vanguard Target Retirement 2020 Trust II	$22,948,490	None	Immediate	None	None
Vanguard Target Retirement 2025 Trust II	$32,844,784	None	Immediate	None	None
Vanguard Target Retirement 2030 Trust II	$24,495,212	None	Immediate	None	None
Vanguard Target Retirement 2035 Trust II	$39,686,263	None	Immediate	None	None
Vanguard Target Retirement 2040 Trust II	$28,875,047	None	Immediate	None	None
Vanguard Target Retirement 2045 Trust II	$31,942,507	None	Immediate	None	None
Vanguard Target Retirement 2050 Trust II	$26,774,326	None	Immediate	None	None
Vanguard Target Retirement 2055 Trust II	$14,916,546	None	Immediate	None	None
Vanguard Target Retirement 2060 Trust II	$6,570,395	None	Immediate	None	None
Vanguard Target Retirement 2065 Trust II	$1,127,004	None	Immediate	None	None
Vanguard Target Retirement 2070 Trust II	$5,237	None	Immediate	None	None
Vanguard Target Retirement Income Trust II	$7,023,302	None	Immediate	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2021
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
MFS Mid Cap Growth Fund Class 2	$26,962,013	None	Immediate	None	None
TRP Blue Chip Growth Trust T2	$87,892,850	None	Immediate	None	None
Vanguard Retirement Savings Trust III	$60,075,239	None	Immediate	None	None
Vanguard Target Retirement 2015 Trust II	$3,139,874	None	Immediate	None	None
Vanguard Target Retirement 2020 Trust II	$26,818,016	None	Immediate	None	None
Vanguard Target Retirement 2025 Trust II	$36,715,909	None	Immediate	None	None
Vanguard Target Retirement 2030 Trust II	$29,153,557	None	Immediate	None	None
Vanguard Target Retirement 2035 Trust II	$45,273,277	None	Immediate	None	None
Vanguard Target Retirement 2040 Trust II	$32,978,577	None	Immediate	None	None
Vanguard Target Retirement 2045 Trust II	$36,041,416	None	Immediate	None	None
Vanguard Target Retirement 2050 Trust II	$29,815,708	None	Immediate	None	None
Vanguard Target Retirement 2055 Trust II	$14,755,667	None	Immediate	None	None
Vanguard Target Retirement 2060 Trust II	$6,580,472	None	Immediate	None	None
Vanguard Target Retirement 2065 Trust II	$1,002,141	None	Immediate	None	None
Vanguard Target Retirement Income Trust II	$6,609,537	None	Immediate	None	None

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021. The following tables do not include the Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans because that information is presented in a separate disclosure (see Note 8).

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

2022	Level 1	Level 2	Level 3	Total
Mutual funds	$191,047,885	$-	$-	$191,047,885
Money market fund	2,224,783	-	-	2,224,783
Total assets in the fair value hierarchy	193,272,668	-	-	193,272,668
Investments measured at net asset value(a)	-	-	-	361,097,040
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$193,272,668	$-	$-	$554,369,708

2021	Level 1	Level 2	Level 3	Total
Mutual funds	$227,099,097	$-	$-	$227,099,097
Money market fund	2,624,490	-	-	2,624,490
Total assets in the fair value hierarchy	229,723,587	-	-	229,723,587
Investments measured at net asset value(a)	-	-	-	443,814,253
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$229,723,587	$-	$-	$673,537,840

(a)
In accordance with FASB ASC 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 8 - Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees.

The following table summarizes investment balances for the Plan's interest in the Master Trust, as well as total investments in the Master Trust as of December 31, 2022 and 2021:

	Total Master Trust Assets		Plan's Interest in Master Trust
	2022	2021	2022	2021
Investments, at fair value:
Church & Dwight Company Stock Fund	$218,700,816	$296,217,171	$164,531,873	$221,825,861
Total investments	$218,700,816	$296,217,171	$164,531,873	$221,825,861

The following are the changes in net assets for the Master Trust for the years ended December 31, 2022 and 2021:

	2022	2021
Net (depreciation) appreciation in fair value of investments	$(62,256,893)	$44,250,896
Interest and dividends	2,943,082	3,102,508
Net investment (loss) income	(59,313,811)	47,353,404
Net transfers	(18,202,544)	(30,633,406)
(Decrease) Increase in net assets	(77,516,355)	16,719,998
Net assets:
Beginning of year	296,217,171	279,497,173
End of year	$218,700,816	$296,217,171

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc. common stock are carried at fair value (Level 1) as described in Note 7.

Note 9 - Subsequent events:

During 2023, an amendment will be completed to account for changes due to the SECURE 2.0 Act. This will include that, effective January 1, 2023, terminated employees with a balance of over $5,000 can defer RMD payment until age 73. The Plan will incorporate the SECURE 2.0 Act changes in its Plan document by the deadlines prescribed in by the legislation.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

EIN #13-4996950

Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2022

	Investment		Current
Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Value
American Funds EuroPacific Growth Fund R6	Mutual Fund	$14,774,608	$13,464,129
JP Morgan Mid Cap Value	Mutual Fund	17,268,438	15,767,228
PIMCO Total Return Institutional Fund	Mutual Fund	22,093,038	18,010,265
T. Rowe Price Small Cap Value I Class Fund	Mutual Fund	14,032,933	14,726,708
*Vanguard Equity Income Fund	Mutual Fund	19,093,457	18,907,767
*Vanguard Extended Market Index Institutional Fund	Mutual Fund	11,328,120	13,444,103
*Vanguard Federal Money Market	Money Market	2,224,783	2,224,783
*Vanguard Institutional Index Fund	Mutual Fund	41,921,290	54,336,403
*Vanguard Total Bond Market Index Institutional Fund	Mutual Fund	16,525,468	14,318,698
*Vanguard Total International Stock Index Fund	Mutual Fund	7,370,765	6,844,106
*Vanguard Wellington Fund	Mutual Fund	23,049,727	21,228,478
MFS Mid Cap Growth Fund Class 2	Collective Trust	18,980,184	16,864,537
TRP Blue Chip Growth Trust T2	Collective Trust	79,269,444	49,672,216
*Vanguard Retirement Savings Trust III	Collective Trust	57,351,174	57,351,174
*Vanguard Target Retirement 2020 Trust II	Collective Trust	26,234,199	22,948,490
*Vanguard Target Retirement 2025 Trust II	Collective Trust	37,776,914	32,844,784
*Vanguard Target Retirement 2030 Trust II	Collective Trust	28,226,959	24,495,212
*Vanguard Target Retirement 2035 Trust II	Collective Trust	45,749,084	39,686,263
*Vanguard Target Retirement 2040 Trust II	Collective Trust	33,277,305	28,875,047
*Vanguard Target Retirement 2045 Trust II	Collective Trust	36,825,559	31,942,507
*Vanguard Target Retirement 2050 Trust II	Collective Trust	30,727,743	26,774,326
*Vanguard Target Retirement 2055 Trust II	Collective Trust	17,032,517	14,916,546
*Vanguard Target Retirement 2060 Trust II	Collective Trust	7,469,065	6,570,395
*Vanguard Target Retirement 2065 Trust II	Collective Trust	1,252,688	1,127,004
*Vanguard Target Retirement 2070 Trust II	Collective Trust	5,299	5,237
*Vanguard Target Retirement Income Trust II	Collective Trust	7,693,200	7,023,302
*Participant loans (various maturity dates with interest rates ranging from 4.25% to 8%)	Loan	-	2,713,885
Totals		$617,553,961	$557,083,593

*Party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

Date: June 22, 2023	By:	/s/ Daniel Melski
	Name:	Daniel Melski
	Title:	Vice President, Finance & Treasurer